Filed by QWEST COMMUNICATIONS INTERNATIONAL INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: QWEST COMMUNICATIONS INTERNATIONAL INC.

Commission File No.: 001-15577

CenturyLink – Qwest Update # 3

Subject: CenturyLink-Qwest Update #3, approval and review process

Five Key Approvals/Reviews Required for the CenturyLink/Qwest Merger

Before the merger between CenturyLink and Qwest can be finalized, it must be reviewed and/or approved by a number of government entities and approved by a vote of the shareholders of each company. Here is a brief summary and update on the status of each of these key reviews and approvals.

1)              Federal Communications Commission:   The FCC reviews mergers and acquisitions to ensure they are in the public interest. As part of the process, interested parties, such as competitors or consumer groups, have the opportunity to raise questions or concerns.

Status:

On May 10, CenturyLink and Qwest filed a joint “Application for Consent to Transfer Control” with the FCC. On May 28, the FCC issued a public notice asking interested parties to file comments on the application by July 12. CenturyLink and Qwest then will have until July 27 to respond. The FCC’s goal is to issue a final order regarding the application within 180 days of the public notice, though it is not bound by that timeframe.

On June 23, CenturyLink CEO Glen Post and Qwest CEO Ed Mueller met with FCC Chairman Julius Genachowski and other FCC commissioners about the CenturyLink-Qwest transaction. The CEOs said the discussions were constructive and positive.

2)              Department of Justice:  In general, the DOJ’s review of proposed mergers and acquisitions is focused on potential antitrust concerns, making sure that such transactions won’t prevent or reduce competition.

Status:

CenturyLink originally filed a notification of the transaction with the Federal Trade Commission and the DOJ on May 12, and filed an updated notification on June 15. Re-filing allows the DOJ an additional 30 days to review the information.

3)              Securities and Exchange Commission:  The SEC’s rules and regulations are designed, in part, to ensure that public companies provide accurate information about mergers and acquisitions to help investors make informed decisions.

Status:

On June 4, CenturyLink made a preliminary filing with the SEC describing the transaction. This filing is called a joint proxy statement-prospectus. CenturyLink will make a final filing with the SEC later this summer, and then CenturyLink and Qwest will mail copies of the final filing to their respective shareholders in advance of each company’s special shareholder meeting.

4)              Shareholder Votes:  Separate from the approvals from government agencies, but every bit as important, shareholders from each company will have to approve the transaction through a vote.

Status:

Special shareholder meetings for both companies are currently expected to take place this August.

5)              State Regulatory Commissions:  Like the FCC, state commissions (often called Public Utility Commissions–PUCs – or Public Service Commissions–PSCs), also review mergers and acquisitions to ensure they are in the public interest, with a primary focus on the impact to their state and the ratepayers in their state. States vary as to the amount and level of detail they may request as a part of a review. Additionally, outside parties like consumer groups and competitors are invited to comment or to intervene.

Status:

•                  CenturyLink and Qwest have filed joint applications for merger approval in 23 states where we operate.

•                  Typically, the state process follows individual procedural schedules established collectively by the companies, the commission and any interveners. Each state will have its own unique timeline.

•                  An intensive effort is under way as CenturyLink and Qwest prepare for state commission engagement on procedural schedules, discovery questions, testimony and related routine approval issues.

•                  As anticipated, in some states interested parties, including consumer advocacy groups and competitors, have filed notice they wish to intervene in the dockets.

•                  CenturyLink and Qwest have filed testimony in several states that explain the transaction, financial characteristics and operational overviews and are developing testimony for others. In addition, the companies will respond to multiple discovery requests in the next few months.

We anticipate having all approvals and completing the transaction in the first half of 2011.

Forward Looking Statements Note

This release may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the SEC, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives, among others; our substantial indebtedness, and our inability to complete any efforts to further de-lever our balance sheet; adverse results of increased review and scrutiny by media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the effects of consolidation in our industry; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and continued unfavorable general economic conditions.  In addition, actual results could be affected by factors relating to our pending merger with CenturyLink, including but not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and our respective stockholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of our operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and our reports filed with the Securities and Exchange Commission.

The information contained in this release is a statement of Qwest’s present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest’s assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest’s assumptions or otherwise. The cautionary statements contained or referred to in this release should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This release may include analysts’ estimates and other information prepared by third parties for which Qwest assumes no responsibility.

Qwest undertakes no obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

By including any information in this release, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

Important Information for Investors and Stockholders

In connection with the proposed merger, CenturyLink filed with the SEC a registration statement on Form S-4 (Registration No. 333-167339) that includes a preliminary joint proxy statement of CenturyLink and Qwest Communications International Inc. (“Qwest”) and that also constitutes a preliminary prospectus of CenturyLink.  CenturyLink and Qwest will mail the final joint proxy statement/prospectus to their respective stockholders when it becomes available. Investors and security holders are urged to read the final joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Qwest, CenturyLink and the proposed merger. The joint proxy statement/prospectus and other documents relating to the proposed merger (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Qwest upon written request to Qwest Communications International Inc., 1801 California Street, 51st floor, Denver, Colorado 80202, Attention: Shareowner Relations or by calling 1-800-567-7296, or from CenturyLink, upon written request to CenturyLink, 100 CenturyTel Drive, Monroe, Louisiana, 71203, Attention: Corporate Secretary. Qwest, CenturyLink and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Qwest may be found in its 2009 Annual Report on Form 10-K filed with the SEC on February 16, 2010, and in its definitive proxy statement relating to its 2010 Annual Meeting of Stockholders filed with the SEC on March 17, 2010. Information about the directors and executive officers of CenturyLink may be found in its 2009 Annual Report on Form 10-K filed with the SEC on March 1, 2010, and definitive proxy statement relating to its 2010 Annual Meeting of Shareholders filed with the SEC on April 7, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the final joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.